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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

      SEC FILE NUMBER
         000-25663

        CUSIP NUMBER
         904027109




                           NOTIFICATION OF LATE FILING

[X]  Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q [ ] Form N-SAR

     For Period Ended: December 31, 2001
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR For the Transition
         Period Ended: ___________________

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

ULTRASTRIP SYSTEMS, INC.
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Full Name of Registrant

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Former Name if Applicable

3515 S.E. LIONEL TERRACE
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Address of Principal Executive Office (STREET AND NUMBER)

STUART, FLORIDA  34997
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City, State and Zip Code


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PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

THE 2001 AUDIT HAS NOT BEEN COMPLETED BECAUSE THE COMPANY HAS ENCOUNTERED UNFORESEEN DELAYS IN CONNECTION WITH THE PREPARATION OF ITS YEAR END FINANCIAL STATEMENTS. CONTRIBUTING FACTORS HAVE INCLUDED TERMINATION OF THE ENGAGEMENT WITH THE COMPANY'S PRIOR ACCOUNTING FIRM, THE SEARCH, SELECTION AND RETENTION OF A NEW ACCOUNTING FIRM AND THE NEW ACCOUNTING FIRM'S REVIEW OF THE COMPANY'S PRIOR FINANCIAL STATEMENTS. UNTIL SUCH TIME AS THE AUDIT OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001 IS COMPLETED, IT IS UNCERTAIN WHETHER OR NOT THERE WILL BE A SIGNIFICANT CHANGE IN THE RESULTS OF OPERATIONS FOR 2001 AS COMPARED TO 2000 OR IF THERE IS A SIGNIFICANT CHANGE, THE NATURE AND MAGNITUDE OF SUCH CHANGE.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

SCOTT R. BARATTA                 772                          287-4846 X 106
-----------------           --------------                  -------------------
 (Name)                      (Area Code)                    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the

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    registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [X] Yes [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    THE COMPANY HAS OPERATED AS A DEVELOPMENT STAGE COMPANY AND POSTED LOSSES FROM OPERATIONS IN EACH OF THE LAST THREE FISCAL YEARS. THE COMPANY HAS RECENTLY EMERGED FROM ITS DEVELOPMENTAL STAGE AND HAS INCURRED SIGNIFICANT MARKETING, ADMINISTRATIVE, AND OTHER COSTS RELATING TO THE LAUNCHING OF ITS PRODUCTS AND HAS ALSO ISSUED STOCK OPTIONS AND WARRANTS AS A FORM OF COMPENSATION. FOR THESE REASONS, THE COMPANY ANTICIPATES THAT THE 2001 FINANCIAL STATEMENTS WILL RESULT IN A SIGNIFICANT INCREASE IN THE AMOUNT OF LOSSES AS COMPARED TO 2000.

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                            ULTRASTRIP SYSTEMS, INC.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date              APRIL 1, 2002             By  /s/  ROBERT O. BARATTA
    --------------------------------            -------------------------------
                                                     Robert O. Baratta
                                                     Chief Executive Officer

    INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION

  INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either RULE 201 or RULE 202of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).